UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-16707

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Prudential Employee Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prudential Financial, Inc.

751 Broad Street

Newark, New Jersey 07102

Financial Statements and Exhibits

(a)	Financial Statements for the Year Ended December 31, 2014, and Independent Registered Public Accounting Firm’s Report.

(b)	The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(c)	Exhibits

(1)	Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm (following financial statements).

The Prudential Employee Savings Plan Financial Statements and Supplemental Information (Modified Cash Basis) December 31, 2014 and 2013

CBA Compensation & Benefits Accounting Employee Benefit Plans Regulatory Reporting (EBPRR) 3 Gateway Plaza 7th Floor Newark, NJ 07102

The Prudential Employee Savings Plan

December 31, 2014 and 2013

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2014 and December 31, 2013 (Modified Cash Basis)	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014 (Modified Cash Basis)	4

Notes to Financial Statements	5 - 36

Supplemental Information*

Schedule I – Schedule of Assets Held for Investment Purposes	37 - 41

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Prudential Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The Prudential Employee Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2014, on the basis of accounting as described in Note 2.

1299 Pennsylvania Avenue NW • Suite 1120 • Washington • District of Columbia 20004 • P 202.803.2335 • F 202-821-1320

The supplemental information in the accompanying supplemental schedule of assets held for investment purposes (modified cash basis) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Washington, DC
June 15, 2015

The Prudential Employee Savings Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2014 and 2013

	2014	2013
Assets:
Investments at fair value
PESP Fixed Rate Fund (Note 3)	$3,435,113,113	$3,451,934,578

Insurance Company Separate Accounts
Artisan U.S. Mid-Cap Value Fund	216,103,236	216,850,594
Core Bond Enhanced Index/PIM Fund	123,354,368	106,631,962
Core Equity Account, VCA-IF	—	274,065,781
Jennison Mid-Cap Growth Fund	203,087,776	189,315,206
Large Cap Growth/Jennison Fund	496,272,197	456,435,896
Large Cap Value/LSV Asset Management Fund	288,667,628	255,101,601
Prudential Retirement Real Estate Fund	98,965,473	88,720,241
QMA International Developed Markets Index Fund	178,803,686	157,574,379
QMA U.S. Broad Market Index Fund	638,680,484	306,817,834
Small Company Stock Account, VCA-6	443,257,342	436,941,416
Wells Capital International Bond Fund	37,887,042	—

Common/Collective Trusts
Prudential High Yield Collective Investment Trust	64,810,476	60,947,138
Wellington Trust Co. International Opportunities Fund	153,375,513	—

Registered Investment Companies
Fidelity Government Income Fund	20,775,863	19,088,571
GE Institutional International Equity Investment Fund	—	171,851,667
Prudential Jennison Natural Resources Fund, Class Q	49,614,558	40,852,420
Wells Fargo Advantage International Bond Fund Institutional	—	31,399,866

Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	87,573,837	88,493,885
Prudential Financial, Inc. Common Stock Fund - (ESOP) (Note 9)	629,789,065	631,922,631

Prudential IncomeFlex Select
Aggressive Growth Fund	98,945,357	99,748,340
Conservative Growth Fund	19,261,105	18,367,857
Moderate Growth Fund	38,143,184	37,231,562

Prudential IncomeFlex Target Balanced Fund	12,355,374	—

Total investments at fair value	7,334,836,677	7,140,293,425

Notes receivable for participant loans	47,481,058	46,517,863
Other - noninterest-bearing cash	—	383

Net assets available for benefits at fair value	7,382,317,735	7,186,811,671
Adjustment from fair value to contract value for fully benefit-responsive investment contract (PESP Fixed Rate Fund)	(150,278,333)	(161,479,791)

Net assets available for benefits	$7,232,039,402	$7,025,331,880

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

For the Year Ended December 31, 2014

Additions to net assets:
Investment income:
Net appreciation in fair value of investments	$204,835,737
Interest and dividend income	131,270,181
Other income	1,652,865

Total investment income	337,758,783

Investment expenses (Note 6)	(1,120,402)

Net investment income	336,638,381

Interest income on notes receivable from participants	1,518,384

Contributions:
Employer	59,813,471
Employee	170,803,177
Rollover	38,640,657

Total contributions	269,257,305

Total additions	607,414,070

Deductions from net assets:
Benefits paid to participants	400,699,030
Administrative expenses	7,518

Total deductions	400,706,548

Net increase	206,707,522

Net assets available for benefits:
Beginning of year	7,025,331,880

End of year	$7,232,039,402

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan” or “PESP”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

Each eligible employee may enroll in PESP at any time, starting on their first day of employment with the Company and its participating affiliates.

Employees hired on or after January 1, 2001, who do not affirmatively elect either to participate or to decline participation in PESP within 30 days of hire, are enrolled automatically in PESP until they affirmatively elect otherwise.

Contributions

Employee Contributions. Participants can contribute from 1% to 50% of eligible earnings as defined in the Plan, in any combination of before-tax, Roth 401(k) (after-tax), and/or traditional after-tax contributions. Through automatic enrollment, participants contribute 4% of eligible earnings on a before-tax basis. Rollover contributions are allowed.

Participants may elect to increase, decrease or stop their contributions at any time, subject to the Company’s Personal Securities Trading Policy.

Roth In-Plan Rollovers. The Plan was amended, effective December 1, 2010, to add a provision allowing Roth In-Plan Rollovers. Under this feature, a participant may elect to rollover all or a portion of his or her vested Plan account that is then available for distribution or in-service withdrawal into Roth (after-tax) funds. A participant is required to pay income taxes on the amount rolled over and, assuming the applicable holding period and distribution requirements are satisfied, the Roth In-Plan Rollover held in the Plan together with subsequent investment earnings will not be subject to Federal income taxes at the time of distribution. A participant is permitted to make up to four (4) separate Roth In-Plan Rollovers in a single plan year.

Roth In-Plan Rollovers, totaling $1,732,472 in 2014, are included in Rollovers in the Statement of Changes in Net Assets Available for Benefits.

Company Matching Contributions. The Company matches 100% of before-tax and Roth 401(k) contributions up to a maximum of 4% of eligible earnings. Employees hired on or after January 1, 2004 are required to complete one year of service prior to becoming eligible for Company matching contributions.

Catch-Up Contributions. Participants age 50 or older who will reach the 401(k) limit for contributions for the year or certain of the Plan’s other limits for contributions, may be eligible to make before-tax and Roth 401(k) catch-up contributions to the Plan during the plan year from eligible earnings. Catch-up contributions are not eligible for Company matching contributions. For 2014, catch-up contributions were limited to $5,500.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan (Continued)

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Internal Revenue Code of 1986, as amended (“IRC”), including compliance with applicable statutory limits and non-discrimination rules.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions, and (b) Plan net earnings. Allocations are made pursuant to the terms of the Plan based on the participant’s eligible earnings and account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their before-tax, Roth 401(k), after-tax, and rollover contributions plus earnings thereon. Generally, participants become 100% vested in Company matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated and participants will be 100% vested in the Company’s matching contribution and earnings thereon upon reaching age 65, or as a result of death, or becoming totally disabled while an employee. A participant will be considered totally disabled for purposes of the Plan if he or she is eligible to receive long-term disability benefits under The Prudential Welfare Benefits Plan.

Forfeitures

If a participant terminates employment with the Company prior to full vesting, the non-vested portion of his or her account attributable to the Company matching contributions and earnings thereon is forfeited. If the participant is reemployed within five years from the date of termination, the forfeited amount may be reinstated, subject to certain Plan provisions. During the five-year period, as stated above, the pending forfeiture amounts attributable to any participants who terminated employment with the Company on or after May 29, 2012 will continue to be invested in accordance with the participant’s investment directions or the Plan’s default investment provisions, as applicable. Any amounts not reinstated to a participant, after the five-year period, are considered forfeitures that the Plan permits to be used to reduce future Company matching contributions or to pay administrative expenses.

As of December 31, 2014 and 2013, forfeiture amounts invested in the PESP Fixed Rate Fund amounted to $1,480,516 and $1,363,302, respectively. Forfeitures of $1,500,000 were used to reduce the Company’s matching contributions in 2014.

Investment Options

Employee Contributions. Participants may direct their current account balance and future contributions in 1% increments in any of the Plan’s investment options.

Participants who are automatically enrolled and do not direct investment of their accounts will be invested by default into the age-appropriate conservative portfolio mix available under GoalMaker®, a computer asset allocation program available to participants as described below.

Generally, there are no restrictions on the participant’s investment directions; however, participants are subject to provisions of the PESP Market Timing Policy. Participant investment direction in regard to the Prudential Financial, Inc. Common Stock Fund is subject to provisions of the Company’s Personal Securities Trading Policy. In addition, participants employed with affiliated service providers may be restricted as to investment directions in connection with certain funds and/or services being provided.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan (Continued)

Company Matching Contributions. Half of the Company matching contributions is automatically invested in the Prudential Financial, Inc. Common Stock Fund. The remainder of the participant’s Company matching contributions is invested according to the participant’s current investment allocation direction.

Generally, there are no restrictions on transferring Company matching contributions from the Prudential Financial, Inc. Common Stock Fund to any of the other investment options under the Plan, except for certain limitations including, but not limited to, the provisions of the Company’s Personal Securities Trading Policy.

The following are the investment options under the Plan:

PESP Fixed Rate Fund - The goal of the PESP Fixed Rate Fund is to provide preservation of principal and stable competitive interest rates based on current market conditions. The fund credits interest on an annual effective rate basis. The interest crediting rate is reset periodically (currently on a quarterly basis) and is announced in advance. The PESP Fixed Rate Fund is offered under a group annuity contract issued by the Company. It is subject to the credit risk of the Company.

Insurance Company Separate Accounts

All the Insurance Company Separate Accounts are pooled except for the Artisan U.S. Mid-Cap Value Fund which is a Single Client Account.

Artisan U.S. Mid-Cap Value Fund - This separate account seeks to maximize long-term capital growth using a mid-cap value strategy. The fund primarily invests in the common stocks of mid-capitalization companies that Artisan Partners believes to be undervalued relative to their current market price. It defines a mid-cap company as one that falls within the market capitalization range of companies in the Russell Mid-Cap Index. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Artisan Partners.

Core Bond Enhanced Index/PIM Fund - This separate account seeks to achieve performance results similar to the Barclays Capital U.S. Aggregate Bond Index. This fund invests primarily in corporate and government bonds. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Prudential Investment Management, Inc., also an affiliate of the Company.

Core Equity Account, VCA-IF - This separate account seeks to provide long-term growth, taking into account both income and capital appreciation. This fund invests primarily in the equities of major, well-established companies that have the potential for price appreciation greater than broadly based stock indices. The separate account is offered under a group annuity contract issued by the Company, and is advised by Jennison Associates, LLC, an affiliate of the Company. Effective September 30, 2014, this fund was replaced by the QMA U.S. Broad Market Index Fund, an insurance company separate account.

Jennison Mid-Cap Growth Fund - This separate account seeks to outperform the Russell Mid-Cap Growth Index on a rolling three-year basis. This fund invests in mid-size companies that may generate above average earnings growth. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Jennison Associates, LLC, also an affiliate of the Company.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan (Continued)

Large Cap Growth/Jennison Fund - This separate account seeks long-term growth of capital and to outperform both the Russell 1000 Growth and S&P 500 Indexes. This fund invests at least 65% in equity securities issued by companies with market capitalization exceeding $1 billion and believed to have above-average growth prospects. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Jennison Associates, LLC, also an affiliate of the Company.

Large Cap Value/LSV Asset Management Fund - This separate account seeks appreciation of capital and to outperform the Russell 1000 Value Index over rolling 3- and 5-year periods, or market cycles if longer. This fund invests primarily in equity-related securities of large companies in a value style. LSV Asset Management employs a quantitative model to select out-of-favor (undervalued) stocks that they believe have the potential for near-term appreciation. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by LSV Asset Management.

Prudential Retirement Real Estate Fund - This separate account seeks to meet or exceed a customized real estate and real estate securities benchmark return after fees and expenses. This fund of funds invests primarily in existing private real estate funds, publicly traded real estate securities, including Real Estate Investment Trust (“REIT”) securities, and other real estate related investments. The manager seeks to provide maximum exposure to private real estate funds, while seeking to maintain liquidity for the purpose of meeting withdrawal requests through a combination of cash and cash equivalents, as well as investments in marketable real estate securities. The fund may, to the extent available in the market on reasonable terms, obtain a line of credit. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Prudential Investment Management, Inc., also an affiliate of the Company.

QMA International Developed Markets Index Fund - This separate account seeks to provide investment results that track the Morgan Stanley Capital International Europe, Australasia, and Far East Index (“MSCI EAFE Index”). The fund will not hold actively managed stock positions as it does not attempt to outperform the market. The separate account is offered under a group annuity contract issued by the Company and is advised by Quantitative Management Associates, LLC, an affiliate of the Company.

QMA U.S. Broad Market Index Fund - This separate account seeks to provide long-term growth of capital and investment results that approximate the performance of the Standard & Poor’s Composite 1500 Index (S&P 1500 Index). The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Quantitative Management Associates, LLC, also an affiliate of the Company.

Small Company Stock Account, VCA-6 - This separate account seeks to outperform the Russell 2000 Index by investing in a diversified portfolio of small companies. The separate account is offered under a group annuity contract issued by the Company, and is advised by Jennison Associates, LLC, an affiliate of the Company.

Wells Capital International Bond Fund - Effective September 30, 2014. This separate account seeks to provide total return, consisting of a high level of current income and capital appreciation by investing principally in investment-grade securities of government, agency or corporate issuers worldwide, denominated in various currencies. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Wells Capital Management.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan (Continued)

Common/Collective Trusts

Prudential High Yield Collective Investment Trust - This collective trust seeks to outperform the Barclays U.S. High-Yield Ba/B 1% Issuer Capped Bond Index (“Bond Index”) by 150 basis points over a full market cycle. This fund uses a highly diversified, research-driven strategy targeting an excess return over the Bond Index. The strategy emphasizes the higher quality segment of the high yield market (BB and B-rated corporate bonds) with heavy emphasis on default avoidance. The collective trust is offered by the Prudential Trust Company, an affiliate of the Company.

Wellington Trust Co. International Opportunities Fund - Effective September 30, 2014. This collective trust seeks to provide long-term total return in excess of the Morgan Stanley Capital International All Country World Index Ex-US (“MSCI ACWI Ex-US”). This fund invests in international large to mid-cap companies with returns on capital underestimated by the market either on a value or a growth basis with a split between 45% to 55% at any time. A cash position up to 10% may also be held. The collective trust is offered by the Wellington Trust Company, NA Multiple Collective Investment Funds Trust II.

Registered Investment Companies

Fidelity Government Income Fund - This mutual fund seeks to provide a high level of current income (interest), consistent with preservation of principal. This fund invests at least 80% of its assets in U.S. government securities as well as repurchase agreements for those securities. It invests in U.S. government securities issued by entities that are chartered or sponsored by Congress but whose securities are neither issued nor guaranteed by the U.S. Treasury. The fund invests in instruments related to U.S. government securities and allocates assets across different market sectors and maturities. It engages in transactions that have a leveraging effect on the fund, including derivatives. The mutual fund is advised by Fidelity Management & Research Company. The ticker symbol for this fund is FGOVX.

GE Institutional International Equity Investment Fund - This mutual fund seeks long-term growth of capital. This fund normally invests at least 80% of its net assets in equity securities. It invests primarily (meaning at least 65%) in companies in both developed and emerging market countries outside the United States. The fund’s assets under normal circumstances are invested in foreign (non-U.S.) securities of companies representing at least three different countries. It may also invest, to a lesser extent, in debt securities and may invest in securities of companies located in the U.S. The mutual fund is advised by GE Asset Management Inc. The ticker symbol for this fund is GIEIX. Effective November 28, 2014, this fund was replaced by the Wellington Trust Co. International Opportunities Fund, a common/collective trust.

Prudential Jennison Natural Resources Fund, Class Q - This mutual fund seeks long-term growth of capital. This fund generally invests at least 80% of assets in equity securities of natural resource companies and in asset-based securities. Natural resource companies are U.S. and foreign companies that own, explore, mine, process or otherwise develop, or provide goods and services with respect to natural resources. The principal type of equity and equity-related security in which the fund invests is common stock. The fund is non-diversified and is considered to be a sector fund because its investments focus on natural resource companies and securities. The mutual fund is advised by Prudential Investments, LLC, and Jennison Associates, LLC serves as a sub-advisor. Both are affiliates of the Company. The ticker symbol for this fund is PJNQX.

Wells Fargo Advantage International Bond Fund Institutional - This mutual fund seeks total return, consisting of income and capital appreciation. This fund generally invests at least 80% of net assets in foreign debt securities, including obligations of governments, corporate entities or supranational agencies, denominated in various currencies. It invests in at least three countries or supranational agencies. The fund

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan (Continued)

also invests up to 35% of total assets in debt securities that are below investment grade and up to 5% of total assets in debt obligations or similar securities denominated in the currencies of developing countries that have a sovereign debt rating below investment grade. The mutual fund is advised by Wells Fargo Funds Management, LLC. The ticker symbol for this fund is ESICX. Effective September 30, 2014, this fund was replaced by the Wells Capital International Bond Fund, an insurance company pooled separate account.

Master Trust

Prudential Financial, Inc. Common Stock Fund - This master trust invests in Prudential Financial, Inc. (“PFI”) common stock with a small portion invested in money market shares or other investments expected to be liquid. This fund’s goal is to approximate the returns of a direct investment in shares of PFI common stock in a fund that also seeks to provide modest liquidity. Values for fund units are not identical to the current values of shares of PFI common stock. This option has an ESOP and non-ESOP portion (Note 9).

Prudential IncomeFlex Select

Prudential IncomeFlex Select provides a guaranteed income for life without requiring an irrevocable election to receive PESP benefit payments as an annuity. Prudential IncomeFlex Select is designed to help invest the participant’s PESP accounts to provide future retirement income that is guaranteed for their lifetime. This investment option was only available to participants age 50 or older. Participants could choose to invest their money in one or more of the three IncomeFlex separate accounts (Aggressive Growth, Conservative Growth, and Moderate Growth), which are described in more detail below. Effective December 31, 2013, Prudential IncomeFlex Select was closed to new participants and to new contributions, loan repayments, and transfers. The three Prudential IncomeFlex separate accounts (Aggressive Growth, Conservative Growth, and Moderate Growth) are offered by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, who also serves as the manager of those three separate accounts.

Aggressive Growth Fund - The Prudential IncomeFlex Select Aggressive Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 70% stock (39% large cap stocks, 8% mid cap stocks, 9% small cap stocks, and 14% international stocks) and 30% bonds. Each portfolio is rebalanced daily.

Conservative Growth Fund - The Prudential IncomeFlex Select Conservative Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 35% stock (18% large cap stocks, 5% mid cap stocks, 5% small cap stocks, and 7% international stocks) and 65% bonds. Each portfolio is rebalanced daily.

Moderate Growth Fund - The Prudential IncomeFlex Select Moderate Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 55% stock (31% large cap stocks, 6% mid cap stocks, 7% small cap stocks, and 11% international stocks) and 45% bonds. Each portfolio is rebalanced daily.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan (Continued)

Prudential IncomeFlex Target Balanced Fund

Effective January 2, 2014, Prudential IncomeFlex Target is a new product that provides certain guarantees on retirement income. The investment option under IncomeFlex Target is the Prudential IncomeFlex Target Balanced Fund, which invests in a mix of the index funds currently offered in PESP. The index funds invest in bonds (40%), U.S. stocks (45%), and international stocks (15%) and are rebalanced daily. Unlike a target date fund, the IncomeFlex Target does not reduce exposure to the stock market as participants get older. In exchange for a guarantee fee of 0.95%, IncomeFlex Target provides guaranteed lifetime income, potential for income and asset growth, downside market protection for retirement income, and flexible access to market value. The guaranteed fee is applied only to those dollars invested in IncomeFlex Target. IncomeFlex Target does not guarantee market value, which will fluctuate with market volatility. The underlying index funds are separate accounts available under group variable annuity contracts issued by the Company and by Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

As of December 31, 2014, the asset allocation by the Plan’s investment options under the Prudential IncomeFlex Select and Prudential IncomeFlex Target are shown in the following chart:

	Aggressive	Prudential IncomeFlex Select Conservative	Moderate	Prudential IncomeFlex Target Balanced

Large Cap Stocks
Large Cap Growth/Jennison Fund	14%	6%	11%
Large Cap Value/LSV Asset Management Fund	10%	5%	8%
QMA U.S. Broad Market Index Fund	15%	7%	12%	45%

Mid Cap Stocks
Jennison Mid-Cap Growth Fund	8%	5%	6%

Small Cap Stocks
Small Company Stock Account, VCA-6	9%	5%	7%

International Stocks
QMA International Developed Markets Index Fund	14%	7%	11%	15%

Bonds
Core Bond Enhanced Index/PIM Fund	30%	65%	45%	40%

GoalMaker®

GoalMaker® is a computer asset allocation program available to participants. It establishes 12 portfolios, each invested in a different asset allocation mix. Participants select a portfolio based on their completion of an investment risk profile and estimated time to retirement; defaulting participants are assigned to the conservative portfolio applicable to their current age, assuming retirement at age 65. GoalMaker® provides automatic rebalancing of investments once per quarter.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan (Continued)

Payment of Benefits

When employment with Prudential and its affiliates ends, if the value of a vested participant’s account is in excess of $5,000, the participant may elect to (a) receive a lump sum distribution equal to the value of the participant’s vested interest in his or her account, (b) receive an annuity from the Company in the amount that can be purchased with the vested value in his or her account, (c) receive a combination of a single payment for less than the total vested value of his or her account plus an annuity, (d) receive partial distributions (no more than five withdrawals per Plan year, and the amount of any such withdrawal must equal at least $300), or (e) delay taking a distribution of the vested value of his or her account until it is required by law. If the value of a terminated vested participant’s account is $5,000 or less, the participant may not defer distribution of his or her account.

Actively employed participants can make in-service withdrawals from PESP. The amount available for in-service withdrawals includes amounts credited to a participant’s After-Tax Contributions Account, Rollover Contributions Account, and pre-2001 Company Matching Contributions Account. Participants who have attained age 59 1⁄2 can also withdraw amounts from their Before-Tax Contributions Account, Roth 401(k) Contributions Account and Roth In-Plan Rollover Contributions Account. Participants can make up to five withdrawals each calendar year, and the withdrawals are subject to a 10% federal early distribution tax for participants less than 59 1⁄2 years of age, in addition to the regular income tax that applies, except for After-Tax Contribution amounts. Other penalties may apply to Roth 401(k) and Roth In-Plan Rollover amounts if the withdrawals are not qualified distributions.

When funds are not available from an in-service withdrawal or when a loan will create a hardship, participants may apply for a hardship withdrawal without first taking a loan. To qualify for a hardship withdrawal under the Plan, participants must demonstrate that they need the money to meet an immediate and heavy financial need for which they have no other resources available to them.

Participant Loans

Participants may take loans from their Before-Tax Contributions Account and/or Rollover Contributions Account.

Loans may range from a minimum of $500 up to a maximum equal to the lesser of:

a)	$50,000 reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the Plan, or

b)	50% of their entire vested Plan account, or

c)	100% of the value of the sum of the balance, if any, of the participant’s Before-Tax Contribution Account and Rollover Contributions Account.

The $50,000 maximum takes into account all loans to the participant from any Plan maintained by the Company or an affiliate of the Company.

Only one loan is permitted to be outstanding at any time. The loan repayment period may range from one to five years. Currently, the interest rate applicable to the loan is the prime rate as of the fifteenth business day of March, June, September or December and is effective for loans initiated during the following quarter.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States of America (“U.S. GAAP”). The modified cash basis of accounting is a cash receipts and disbursements method of accounting unlike U.S. GAAP where information is reported on an accrual basis. However, under the modified basis of accounting investments are stated at fair value, which is consistent with U.S. GAAP.

Use of Estimates

The preparation of financial statements in conformity with a modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value (see Note 5 for more information on fair value measurements) except for its investment contract (the “PESP Fixed Rate Fund”), which is valued at contract value (Note 3).

The fair value of the participation units owned by the Plan in insurance company separate accounts is based on quoted redemption values.

The fair value of the participation units owned by the Plan in common/collective trusts is based on quoted redemption values.

The fair value of the shares owned by the Plan in registered investment companies is based on quoted net asset value of shares.

The fair value of the participation units owned by the Plan in the master trust is based on quoted redemption values.

Purchases

Purchases of units of participation in insurance company separate accounts are recorded on a trade-date basis.

Purchases of units of participation in common/collective trusts are recorded on a trade-date basis.

Purchases of shares in registered investment companies are recorded on a trade-date basis.

Purchases of units of participation in the master trust are recorded on a trade-date basis.

Income Recognition

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation/(depreciation) on those investments.

Interest, dividend and other income is recorded when received.

Sales of units of participation in insurance company separate accounts are recorded on a trade-date basis.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

2.	Summary of Significant Accounting Policies (Continued)

Sales of units of participation in common/collective trusts are recorded on a trade-date basis.

Sales of shares in registered investment companies are recorded on a trade-date basis.

Sales of units of participation in the master trust are recorded on a trade-date basis.

Payment of Benefits

Benefits are recorded when paid.

Participant Loans

Participant loans are funded directly from the participant’s account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis, based on their selected investment options. The carrying value is cost, which approximates fair value.

Recently Issued Accounting Pronouncements

In January 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-01, Clarifying the Scope of Disclosures About Offsetting Assets and Liabilities. ASU No. 2013-01 limits the scope of the new balance sheet offsetting disclosure requirements to derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions.

The adoption of this ASU, effective January 1, 2013, did not have an impact on the Plan’s financial statements and did not require additional disclosures.

3.	Investment Contract with Insurance Company

The financial statement presentation and disclosure of the PESP Fixed Rate Fund (the “Fund”) complies with the FASB Accounting Standards Codification (“ASC”) 946 on the fair value reporting of fully benefit-responsive investment contracts as of December 31, 2014 and 2013.

The Fund is a fully benefit-responsive investment contract and is valued at fair value. Accordingly, the contract meets all of the following criteria:

a.	The investment contract is effected directly between the Fund and the issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

b.	The contract issuer is obligated to (i) repay principal and interest, or (ii) prospective crediting rate adjustments with assurance the crediting rate will not be less than zero.

c.	The terms of the contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.	An event that limits the ability of the Fund to transact at contract value with the issuer (for example, premature termination of the contracts by the Fund, plant closings, layoffs, Plan termination, bankruptcy, mergers, and early retirement incentives), and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e.	The Fund itself must allow participants reasonable access to their funds.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

3.	Investment Contract with Insurance Company (Continued)

The estimated fair value of the Fund as of December 31, 2014 and 2013 was $3,435,113,113 and $3,451,934,578, respectively. The fair value was calculated using the following methodology:

1.	A present value of expected cash flow method was used to develop fair value.

2.	Cash flows were estimated based on the termination provisions of the contract. The contract allows for an installment payout over a 5-year period. The balance of the Fund grows over the 5-year period at the expected crediting rate less 50 basis points. This growth rate is not below the minimum crediting rate of 3.50%.

3.	Market rates of interest used to discount the cash flows were based upon the Fiduciary Capital Management Weekly Bullet GIC/BIC Statistics for 2014. The data includes contract rates for major guaranteed investment contract providers over the expected 5-year time period.

The Fund represents the fixed dollar account under an unallocated group annuity contract. The investment in the contract is presented at fair value. An adjustment is made to the fair value in the Statements of Net Assets Available for Benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The interest crediting rate is determined quarterly, and during 2014 was 3.50% for each of the quarters. The minimum crediting rate is 3.50%. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer’s general account. Key factors that could influence future interest crediting rates are changes in interest rates, and default or credit failures of the reference portfolio.

There is no relationship between future crediting rates and the adjustment to contract value reported in the Statements of Net Assets Available for Benefits.

The average market yield of the Fund for the years ended December 31, 2014 and 2013 was 3.30%. The average yield earned by the Fund that reflects the actual interest credited to participants for each of the years ended December 31, 2014 and 2013 was 3.50%. There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

4.	Investments

The following presents the Plan’s investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2014	2013

Investments at fair value as determined by quoted net asset/redemption values
Insurance Company Separate Accounts
Large Cap Growth/Jennison Fund	$496,272,197	$456,435,896
QMA U.S. Broad Market Index Fund	$638,680,484	N/A
Small Company Stock Account, VCA-6	$443,257,342	$436,941,416

Master Trust
Prudential Financial, Inc. Common Stock Fund
(ESOP and NON-ESOP)	$717,362,902	$720,416,516

Investments at contract value
PESP Fixed Rate Fund	$3,284,834,780	$3,290,454,787

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

4.	Investments (Continued)

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $204,835,737 as follows:

Year Ended
December 31, 2014
Investments - Net Appreciation/(Depreciation) in Fair Value
Insurance Company Separate Accounts
Artisan U.S. Mid-Cap Value Fund	$3,913,618
Core Bond Enhanced Index/PIM Fund	6,568,401
Core Equity Account, VCA-IF	24,759,832
Jennison Mid-Cap Growth Fund	18,255,119
Large Cap Growth/Jennison Fund	45,913,448
Large Cap Value/LSV Asset Management Fund	33,759,298
Prudential Retirement Real Estate Fund	11,142,643
QMA International Developed Markets Index Fund	(8,752,579)
QMA U.S. Broad Market Index Fund	55,700,719
Small Company Stock Account, VCA-6	32,347,632
Wells Capital International Bond Fund	(774,153)

Common/Collective Trusts
Prudential High Yield Collective Investment Trust	2,465,788
Wellington Trust Co. International Opportunities Fund	(4,937,984)

Registered Investment Companies
Fidelity Government Income Fund	717,669
GE Institutional International Equity Investment Fund	(5,676,538)
Prudential Jennison Natural Resources Fund, Class Q	(9,977,132)
Wells Fargo Advantage International Bond Fund Institutional	208,496

Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	(9,199,406)

Prudential IncomeFlex Select
Aggressive Growth Fund	6,489,269
Conservative Growth Fund	1,153,164
Moderate Growth Fund	2,391,719

Prudential IncomeFlex Target Balanced Fund	476,273

Common stock *	(2,109,559)

Net appreciation in fair value of investments	$204,835,737

*	During 2014, certain equity based funds were transitioned to new equity funds. During the period of transition, assets were held in common stocks. A transition account was used to liquidate stocks in one fund and purchase shares in a new fund.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

4.	Investments (Continued)

The investment options bear expenses related to investment management and other fees. The above appreciation/(depreciation) on investments reflects these expenses. The gross expense ratio as a percentage of net assets attributable to each investment option as of December 31, 2014 was as follows:

Gross Expense Ratio
PESP Fixed Rate Fund	0.00%

Insurance Company Separate Accounts
Artisan U.S. Mid-Cap Value Fund	0.79%
Core Bond Enhanced Index/PIM Fund	0.23%
Jennison Mid-Cap Growth Fund	0.57%
Large Cap Growth/Jennison Fund	0.47%
Large Cap Value/LSV Asset Management Fund	0.62%
Prudential Retirement Real Estate Fund	1.05%
QMA International Developed Markets Index Fund	0.10%
QMA U.S. Broad Market Index Fund	0.05%
* Small Company Stock Account, VCA-6	0.00%
Wells Capital International Bond Fund	0.47%

Common/Collective Trusts
Prudential High Yield Collective Investment Trust	0.48%
Wellington Trust Co. International Opportunities Fund	0.74%

Registered Investment Companies
Fidelity Government Income Fund	0.45%
Prudential Jennison Natural Resources Fund, Class Q	0.74%

Prudential IncomeFlex Select
Aggressive Growth Fund	1.10%
with Spouse Coverage	1.60%
Conservative Growth Fund	1.10%
with Spouse Coverage	1.60%
Moderate Growth Fund	1.10%
with Spouse Coverage	1.60%

Prudential IncomeFlex Target Balanced Fund	1.08%

Master Trust
Prudential Financial, Inc. Common Stock Fund	0.00%

*	The Company pays investment management fees for the Small Company Stock Account, VCA-6, which is why the gross expense ratio is zero. The Company has the right to change the practice of paying those fees in the future.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

5.	Fair Value Measurements

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), the next priority to quoted values based on observable inputs (“Level 2” measurements), and the lowest priority to unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

PESP Fixed Rate Fund - The fair value is based on discounted cash flows assuming termination of the contract, based on current yields of similar instruments with comparable durations and considering the credit worthiness of the issuer.

Changes in the discount rate assumption are accompanied by a directionally opposite change in fair value.

Insurance Company Separate Accounts - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. The underlying investments are valued in the following ways:

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

5.	Fair Value Measurements (Continued)

Bonds: Securities are priced by industry standard vendors, such as Interactive Data Corporation, using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The pricing vendor also monitors market indices and industry and economic events, including credit rating agency actions. Prices are reviewed to ensure comfort and can be challenged with the vendor and/or overridden if the advisor believes that the different price would be more reflective of fair value.

Real estate: Values are determined through an independent appraisal process. The estimate of fair value is based on three approaches: (1) current cost of reproducing the property less deterioration and functional/economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing an income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable properties in the market. Each approach requires the exercise of subjective judgment.

Significant increases/(decreases) in any unobservable inputs used in the fair value measurement of real estate would result in a significantly different fair value measurement. Generally, a change in the assumption used for reproducing the property, income streams, or the value of recent sales of comparable properties is accompanied by a directionally similar change, while changes in the discounting assumption is accompanied by a directionally opposite change.

Common/Collective Trusts - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. As the sponsor of the trusts, the Trustee specifies to the fund accountants the source(s) to use for underlying investment asset prices. The fund accountant values the fund using the protocol the Trustee has issued. The underlying investments are valued as follows:

Equity securities (stock): Securities are priced at the closing price reported on the active market on which individual securities are traded.

Bonds: Securities are priced by industry standard vendors, such as Interactive Data Corporation, using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The pricing vendor also monitors market indices and industry and economic events, including credit rating agency actions. Prices are reviewed to ensure comfort and can be challenged with the vendor and/or overridden if the advisor believes that the different price would be more reflective of fair value.

Registered Investment Companies - Valued at the net asset value (“NAV”) of shares held at year end.

Master Trust - Valued at the closing price reported on the active market on which individual securities are traded.

Prudential IncomeFlex Select and Prudential IncomeFlex Target - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. The underlying investments are valued in the following ways:

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

5.	Fair Value Measurements (Continued)

Bonds: Securities are priced by industry standard vendors, such as Interactive Data Corporation, using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The pricing vendor also monitors market indices and industry and economic events, including credit rating agency actions. Prices are reviewed to ensure comfort and can be challenged with the vendor and/or overridden if the advisor believes that the different price would be more reflective of fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Plan investments may be redeemed by the participant or by the Plan. Participants redeem investments when they elect to receive a withdrawal, make a transfer to another investment, or take a loan. The Plan redeems investments when the fiduciaries determine that an investment will no longer be offered as a Plan investment. The following is a high-level summary of the terms and conditions related to the redemption of Plan investments. For more detailed information on the terms and conditions under which participants or the Plan may redeem investments, please see the relevant Plan and investment documentation (e.g., prospectus) for each investment.

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan
PESP Fixed Rate Fund (Only contractual values are payable)	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	6 months notice	None	Installment payments over 5 years with interest credit.

Insurance Company Separate Accounts
Artisan U.S. Mid-Cap Value Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Core Bond Enhanced Index/PIM Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Core Equity Account, VCA-IF	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	None

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

5.	Fair Value Measurements (Continued)

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan

Insurance Company Separate Accounts
Jennison Mid-Cap Growth Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Large Cap Growth/Jennison Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Large Cap Value/LSV Asset Management Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Prudential Retirement Real Estate Fund	Immediate	Immediate, termination date set at first of month following notice.	May delay up to 12 months, if negative impact on other investors. May also delay for exchange closures, SEC restriction, or financial emergency.

QMA International Developed Markets Index Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

QMA U.S. Broad Market Index Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Small Company Stock Account, VCA-6	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	None

Wells Capital International Bond Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

5.	Fair Value Measurements (Continued)

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan

Common/Collective Trusts
Prudential High Yield Collective Investment Trust	Immediate	Ten-day notice period may be imposed on withdrawals.	None	Withdrawal shall be paid within 30 days after receipt of all required documents and may be limited to the greater of $2 million or 5% of the value of the assets in the Fund.

Wellington Trust Co. International Opportunities Fund	Written notice, honored same day if before 4 PM, otherwise next business day, although trustee has discretion to elect to accept shorter notice.		None

Registered Investment Companies
Fidelity Government Income Fund	Trade order received, honored next business day.		May take up to 7 days, if negative impact on the fund.

GE Institutional International Equity Investment Fund	Immediate		None

Prudential Jennison Natural Resources Fund, Class Q	Written notice, honored same day if before 4 PM, otherwise next business day.		May delay for exchange closures, SEC or other trading restrictions.

Wells Fargo Advantage International Bond Fund Institutional	Written notice, honored same day if before 4 PM, otherwise next business day.		May delay for exchange closures, SEC or other trading restrictions. In addition, for 30 days following a redemption of shares valued at $5,000 or more, any transfer into the Fund is barred by the Fund (known as a purchase block).

Master Trust

Prudential Financial, Inc. Common Stock Fund	Immediate		None	If insufficient cash, may seek direction from Plan.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

5.	Fair Value Measurements (Continued)

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan

Prudential IncomeFlex Select
Aggressive Growth Fund Conservative Growth Fund Moderate Growth Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Prudential IncomeFlex Target
Balanced Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

*	For participants, notice periods and other conditions are routinely waived, although Purchase Blocks imposed by a Fund are not. Transactions input through the Plan’s online system or through interactive voice response also constitute written notice.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

5.	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013:

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

PESP Fixed Rate Fund (Note 3)	$—	$—	$3,435,113,113	$3,435,113,113

Insurance Company Separate Accounts
Artisan U.S. Mid-Cap Value Fund	—	216,103,236	—	216,103,236
Core Bond Enhanced Index/PIM Fund	—	123,354,368	—	123,354,368
Jennison Mid-Cap Growth Fund	—	203,087,776	—	203,087,776
Large Cap Growth/Jennison Fund	—	496,272,197	—	496,272,197
Large Cap Value/LSV Asset Management Fund	—	288,667,628	—	288,667,628
Prudential Retirement Real Estate Fund	—	—	98,965,473	98,965,473
QMA International Developed Markets Index Fund	—	178,803,686	—	178,803,686
QMA U.S. Broad Market Index Fund	—	638,680,484	—	638,680,484
Small Company Stock Account, VCA-6	—	443,257,342	—	443,257,342
Wells Capital International Bond Fund	—	37,887,042	—	37,887,042

Common/Collective Trusts
Prudential High Yield Collective Investment Trust	—	64,810,476	—	64,810,476
Wellington Trust Co. International Opportunities Fund	—	153,375,513	—	153,375,513

Registered Investment Companies
Fidelity Government Income Fund	20,775,863	—	—	20,775,863
Prudential Jennison Natural Resources Fund, Class Q	49,614,558	—	—	49,614,558

Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	—	717,362,902	—	717,362,902

Prudential IncomeFlex Select
Aggressive Growth Fund	—	98,945,357	—	98,945,357
Conservative Growth Fund	—	19,261,105	—	19,261,105
Moderate Growth Fund	—	38,143,184	—	38,143,184

Prudential IncomeFlex Target Balanced Fund	—	12,355,374	—	12,355,374

Total investments at fair value	$70,390,421	$3,730,367,670	$3,534,078,586	$7,334,836,677

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

5.	Fair Value Measurements (Continued)

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

PESP Fixed Rate Fund (Note 3)	$—	$—	$3,451,934,578	$3,451,934,578

Insurance Company Separate Accounts
Artisan U.S. Mid-Cap Value Fund	—	216,850,594	—	216,850,594
Core Bond Enhanced Index/PIM Fund	—	106,631,962	—	106,631,962
Core Equity Account, VCA-IF	—	274,065,781	—	274,065,781
Jennison Mid-Cap Growth Fund	—	189,315,206	—	189,315,206
Large Cap Growth/Jennison Fund	—	456,435,896	—	456,435,896
Large Cap Value/LSV Asset Management Fund	—	255,101,601	—	255,101,601
Prudential Retirement Real Estate Fund	—	—	88,720,241	88,720,241
QMA International Developed Markets Index Fund	—	157,574,379	—	157,574,379
QMA U.S. Broad Market Index Fund	—	306,817,834	—	306,817,834
Small Company Stock Account, VCA-6	—	436,941,416	—	436,941,416

Common/Collective Trust
Prudential High Yield Collective Investment Trust	—	60,947,138	—	60,947,138

Registered Investment Companies
Fidelity Government Income Fund	19,088,571	—	—	19,088,571
GE Institutional International Equity Investment Fund	171,851,667	—	—	171,851,667
Prudential Jennison Natural Resources Fund, Class Q	40,852,420	—	—	40,852,420
Wells Fargo Advantage International Bond Fund Institutional	31,399,866	—	—	31,399,866

Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	—	720,416,516	—	720,416,516

Prudential IncomeFlex Select
Aggressive Growth Fund	—	99,748,340	—	99,748,340
Conservative Growth Fund	—	18,367,857	—	18,367,857
Moderate Growth Fund	—	37,231,562	—	37,231,562

Total investments at fair value	$263,192,524	$3,336,446,082	$3,540,654,819	$7,140,293,425

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

5.	Fair Value Measurements (Continued)

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2014:

	PESP Fixed Rate Fund	Prudential Retirement Real Estate Fund
Additions to net assets
Investment income:
Net appreciation in fair value of investments *	$—	$11,142,643
Interest and dividend income	114,060,428	—
Other income	1,652,865	—

Total investment income	115,713,293	11,142,643

Investment expenses (Note 6)	—	—

Net investment income	115,713,293	11,142,643

Contributions:
Employer	5,012,477	864,867
Employee	39,302,456	4,744,294
Rollover	16,963,301	710,337

Total contributions	61,278,234	6,319,498

Total additions	176,991,527	17,462,141

Net transfers (to) from other investment options	37,399,022	4,225,533

Deductions from net assets:
Benefits paid to participants	218,887,140	11,442,285
Administrative expenses	1,123,416	157

Total deductions	220,010,556	11,442,442

Net (decrease)/increase	(5,620,007)	10,245,232

Contract value to fair value adjustment change	(11,201,458)	—

Net assets at fair value:
Beginning of year	3,451,934,578	88,720,241

End of year	$3,435,113,113	$98,965,473

* Actual return on assets:
Relating to assets still held at the reporting date	$—	$3,662,747
Relating to assets sold during the reporting period	$—	$7,479,896

During the year ended December 31, 2014, there were no transfers between levels.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

5.	Fair Value Measurements (Continued)

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs:

As of December 31, 2014
Instrument	Fair Value	Valuation Technique	Inputs	Minimum		Maximum	Weighted Average

PESP Fixed Rate Fund (Note 3)	$3,435,113,113	Discounted Cash Flow	Crediting Rate Payout Percentage Payout Date	3.50% 20% 12/31/2015	- - -	3.50% 100% 12/31/2019	3.50% N/A N/A

Prudential Retirement Real Estate Fund	$98,965,473	Independent Appraisal Process	Current cost of reproducing less deterioration

			Discounted income streams or estimate of capitalization multiplied by factor	Discount rate: 6.00% Capitalization rate: 4.50%	- -	Discount rate: 15.00% Capitalization rate: 9.75%	Discount rate: 7.36% Capitalization rate: 6.05%
			Value of recent sales of comparable properties

As of December 31, 2013
Instrument	Fair Value	Valuation Technique	Inputs	Minimum		Maximum	Weighted Average

PESP Fixed Rate Fund (Note 3)	$3,451,934,578	Discounted Cash Flow	Crediting Rate	3.50%	-	3.50%	3.50%
			Payout Percentage	20%	-	100%	N/A
			Payout Date	12/31/2014	-	12/31/2018	N/A

Prudential Retirement Real Estate Fund	$88,720,241	Independent Appraisal Process	Current cost of reproducing less deterioration
			Discounted income streams or estimate of capitalization multiplied by factor	Discount rate: 6.00% Capitalization rate: 4.15%	- -	Discount rate: 15.00% Capitalization rate: 11.00%	Discount rate: 7.71% Capitalization rate: 6.35%
			Value of recent sales of comparable properties

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

6.	Related Party Transactions

The Company (or an affiliate of the Company) acts as the investment manager for each of the investment options currently offered by the Plan, except for the Artisan U.S. Mid-Cap Value Fund, the Large Cap Value/LSV Asset Management Fund, the Wells Capital International Bond Fund, the Wellington Trust Co. International Opportunities Fund, and the Fidelity Government Income Fund.

The Plan has an ERISA Budget Account (described below) was established for the Plan. On a quarterly basis, certain revenue sharing payments (e.g., 12b-1 fees, etc.) received by an affiliate of the Company from certain of the Plan’s investment options are deposited into a dedicated account in the Plan, known as the “ERISA Budget Account.” Revenue sharing payments are reported as “Other income” in the Statement of Changes in Net Assets Available for Benefits. Amounts deposited in the ERISA Budget Account are used to pay on-going administrative expenses of the Plan in accordance with ERISA and guidance issued by the U.S. Department of Labor (“DOL Guidance”).

Most of the administrative expenses shown in the Statement of Changes in Net Assets Available for Benefits were direct expenses (as defined in the DOL Guidance) that the Plan and the Company paid to the Company’s affiliate for recordkeeping services.

The Company also paid certain expenses of the Plan. Some of these expenses were paid to the Company (or an affiliate of the Company).

The Company paid investment management fees for the Core Equity Account, VCA-IF and the Small Company Stock Account, VCA-6 in the amount of $2,984,516 for the year ended December 31, 2014.

The Company paid administrative fees for trustee services in the amount of $5,000 for the year ended December 31, 2014.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of participant loans and benefit payments per the financial statements to Form 5500:

	December 31,
	2014	2013

Notes receivable for participant loans per the financial statements	$47,481,058	$46,517,863
Less: Certain cumulative deemed distributions of participant loans	(855,001)	(913,829)

Participant loans per Form 5500	$46,626,057	$45,604,034

Benefits paid to participants per the financial statements	$400,699,030
Less: Prior period active loan defaults foreclosed	(243,802)

Total benefit payments per Form 5500	400,455,228
Add: Certain deemed distributions of participant loans	184,974

Total benefit payments and deemed distributions	$400,640,202

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of assets of the Single Client Insurance Company Separate Account per the Statements of Net Assets Available for Benefits to Form 5500 at December 31, 2014:

	Single Client Insurance Company Separate Accounts
	Artisan	Wells Capital
	U.S. Mid-Cap	International	Total per
	Value Fund	Bond Fund	Form 5500

Per Financial Statements	$216,103,236	$37,887,042

Per Form 5500
Receivables Other	292,497	276,850	$569,347
Interest-bearing Cash	18,709,794	2,507,871	21,217,665
U.S. Government Securities	—	1,540,919	1,540,919
Corporate Debt Instruments	—	2,381,416	2,381,416
Common Stock	197,331,828	—	197,331,828
Other	—	33,167,535	33,167,535
Other Liabilities	(230,883)	(1,987,549)	(2,218,432)

Total	$216,103,236	$37,887,042

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of a component of the Statements of Net Assets Available for Benefits per the financial statements to Form 5500 at December 31, 2014 due to the Prudential IncomeFlex investment options:

		Reallocation
	Per Financial Statements	Aggressive	Prudential IncomeFlex Select Conservative	Moderate	Prudential IncomeFlex Target Balanced	Per Form 5500
Insurance Company Separate Accounts
Core Bond Enhanced Index/PIM Fund	$123,354,368	$29,683,607	$12,519,717	$17,164,433	$4,942,150	$187,664,275
Jennison Mid-Cap Growth Fund	203,087,776	7,915,628	963,056	2,288,591	—	214,255,051
Large Cap Growth/ Jennison Fund	496,272,197	13,852,350	1,155,666	4,195,750	—	515,475,963
Large Cap Value/LSV Asset Management Fund	288,667,628	9,894,536	963,056	3,051,455	—	302,576,675
Prudential Retirement Real Estate Fund	98,965,473	—	—	—	—	98,965,473
QMA International Developed Markets Index Fund	178,803,686	13,852,350	1,348,277	4,195,750	1,853,306	200,053,369
QMA U.S. Broad Market Index Fund	638,680,484	14,841,803	1,348,277	4,577,182	5,559,918	665,007,664
Small Company Stock Account, VCA-6	443,257,342	8,905,083	963,056	2,670,023	—	455,795,504

	$2,471,088,954	$98,945,357	$19,261,105	$38,143,184	$12,355,374	$2,639,793,974

Prudential IncomeFlex Select
Aggressive Growth Fund	$98,945,357	$(98,945,357)	$—	$—	$—	$—
Conservative Growth Fund	19,261,105	—	(19,261,105)	—	—	—
Moderate Growth Fund	38,143,184	—	—	(38,143,184)	—	—

Prudential IncomeFlex Target
Balanced Fund	12,355,374	—	—	—	(12,355,374)	—

	$168,705,020	$(98,945,357)	$(19,261,105)	$(38,143,184)	$(12,355,374)	$—

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of interest and dividend income per the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2014:

Interest and dividend income per the financial statements	$131,270,181
Add: Interest income on notes receivable from participants	1,518,384
Add: Interest on interest-bearing cash	21,202
Add: U.S. Government securities	1,262
Add: Corporate debt instruments	354,022
Less: Dividends on registered investment company shares	(606,574)
Less: Master Trust dividends	(17,129,642)

Total interest per Form 5500	$115,428,835

The following is a reconciliation of net appreciation/(depreciation) of the Single Client Insurance Company Separate Account included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2014:

	Single Client Insurance Company Separate Accounts
	Artisan U.S. Mid-Cap Value Fund	Wells Capital International Bond Fund	Common Stock	Total per Form 5500

Per Financial Statements	$3,913,618	$(774,153)	$(2,109,559)

Per Form 5500
Interest-bearing Cash	$20,635	$345	$222	$21,202
U.S. Government Securities	—	1,262	—	1,262
Corporate Debt Instruments	—	354,022	—	354,022
Dividends on Common Stock	4,391,168	—	31,885	4,423,053
Net Realized Gains	5,575,066	(366,760)	(2,141,384)	3,066,922
Unrealized Depreciation of Assets	(4,345,849)	(721,183)	—	(5,067,032)
Investment Advisory and Management Fees	(1,727,402)	(41,839)	(282)	(1,769,523)

Total	$3,913,618	$(774,153)	$(2,109,559)

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of a component of net appreciation/(depreciation) in fair value of investments included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2014 due to the Prudential IncomeFlex investment options:

		Reallocation
	Per Financial Statements	Aggressive	Prudential IncomeFlex Select Conservative	Moderate	Prudential IncomeFlex Target Balanced	Per Form 5500
Insurance Company Separate Accounts
Core Bond Enhanced Index/PIM Fund	$6,568,401	$1,946,781	$749,557	$1,076,274	$190,509	$10,531,522
Core Equity Account, VCA-IF	24,759,832	730,042	60,541	215,254	—	25,765,669
Jennison Mid-Cap Growth Fund	18,255,119	519,142	57,659	143,503	—	18,975,423
Large Cap Growth/ Jennison Fund	45,913,448	908,498	69,190	263,089	—	47,154,225
Large Cap Value/LSV Asset Management Fund	33,759,298	648,927	57,658	191,338	—	34,657,221
Prudential Retirement Real Estate Fund	11,142,643	—	—	—	—	11,142,643
QMA International Developed Markets Index Fund	(8,752,579)	908,498	80,721	263,089	71,441	(7,428,830)
QMA U.S. Broad Market Index Fund	55,700,719	243,347	20,180	71,752	214,323	56,250,321
Small Company Stock Account, VCA-6	32,347,632	584,034	57,658	167,420	—	33,156,744

	$219,694,513	$6,489,269	$1,153,164	$2,391,719	$476,273	$230,204,938

Prudential IncomeFlex Select
Aggressive Growth Fund	$6,489,269	$(6,489,269)	$—	$—	$—	$—
Conservative Growth Fund	1,153,164	—	(1,153,164)	—	—	—
Moderate Growth Fund	2,391,719	—	—	(2,391,719)	—	—

Prudential IncomeFlex Target
Balanced Fund	476,273	—	—	—	(476,273)	—

	$10,510,425	$(6,489,269)	$(1,153,164)	$(2,391,719)	$(476,273)	$—

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of net appreciation/(depreciation) of the Master Trust included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2014:

Net depreciation of Master Trust investment per the financial statements	$(9,199,406)
Add: Master Trust dividends	17,129,642

Net investment gain from Master Trust investment accounts per Form 5500	$7,930,236

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Supplemental Information, Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 2014:

Net assets available for benefits per the financial statements	$7,232,039,402
Less: Certain cumulative deemed distributions of participant loans	(855,001)
Less: Receivables of Artisan U.S. Mid-Cap Value Fund	(292,497)
Add: Liabilities of Artisan U.S. Mid-Cap Value Fund	230,883
Less: Receivables of Wells Capital International Bond Fund	(276,850)
Add: Liabilities of Wells Capital International Bond Fund	1,987,549

Total per the Schedule of Assets Held for Investment Purposes	$7,232,833,486

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company matching contributions account.

9.	Employee Stock Ownership Plan (“ESOP”)

The Employee Stock Ownership Plan (“ESOP”) portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. To fund the ESOP, the recordkeeper, annually, transfers (“sweeps”) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option subject to certain limitations including, but not limited to, the provisions of the Company’s personal securities trading policy. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Cash dividends are paid to the ESOP, and thereafter, either distributed to participants or reinvested into participants’ ESOP accounts. All participants have a choice of either reinvesting the cash dividends into the ESOP account or receiving cash on a yearly basis. Participants cannot contribute directly to the ESOP.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

9.	Employee Stock Ownership Plan (“ESOP”) (Continued)

The trustee of the Plan purchases shares of PFI common stock on behalf of the PFI Common Stock Fund at fair value or by private purchase (including from an affiliate). Voting rights in shares of PFI common stock held by the Plan shall be exercised by the trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the PFI Common Stock Fund are allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

10.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 25, 2013, that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since the receipt of the letter, the Plan administrator and the Company’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and no provision for income tax is necessary.

U. S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

12.	Interest in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other defined contribution plans sponsored by affiliated companies. The assets of the Master Trust are held by Prudential Trust Company (the “Trustee”). As of December 31, 2014 and 2013, the Plan’s interest in the net assets of the Master Trust was 100%.

13.	Subsequent Events

The Plan Administrator has evaluated events subsequent to December 31, 2014 and through June 15, 2015, the date the financial statements were available to be issued, and determined there have not been any events that occurred, other than those listed below. The events do not require adjustments to these financial statements.

The following will occur in 2015:

The Vanguard Emerging Markets Stock Index Fund, a mutual fund (Ticker Symbol: VEMIX), will be added to the Plan’s investment options.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

13.	Subsequent Events (Continued)

The following funds will be eliminated from Prudential IncomeFlex Select portfolio and replaced with the QMA US Broad Market Index Fund:

•	Jennison Mid-Cap Growth Fund;

•	Large Cap Growth/Jennison Fund;

•	Large Cap Value/LSV Asset Management Fund; and

•	Small Company Stock Account, VCA-6.

The following changes will be made to the investment options available under the Plan.

The following investment options:

•	Artisan U.S. Mid-Cap Value Fund;

•	Jennison Mid-Cap Growth Fund;

•	Large Cap Growth/Jennison Fund; and

•	Large Cap Value/LSV Asset Management Fund.

will be replaced by the Jennison Opportunistic Equity Fund, a collective trust, and the AllianceBernstein Core Opportunities Fund, an insurance company separate account, with 50% of prior assets going to each new fund.

The Small Company Stock Account, VCA-6 will be replaced by the Delaware Small Cap Core Equity Fund, an insurance company separate account, and the Vanguard Small Cap Index Fund, a mutual fund (Ticker Symbol: VSCPX), with 50% of prior assets going to each new fund.

The Fidelity Government Income Fund will be replaced by the Vanguard Intermediate Government Bond Index Fund, a mutual fund (Ticker Symbol: VIIGX).

Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes	Supplemental Information
December 31, 2014	Schedule I

Identity of Issue, Borrower Lessor or Similar Party		Description of Investment	Cost		Current Value

*	PESP Fixed Rate Fund	Prudential Insurance Co. General Account	$3,284,834,780		$3,284,834,780

*	Core Bond Enhanced Index/PIM Fund	Insurance Co. Pooled Separate Account	162,455,081		187,664,275
*	Jennison Mid-Cap Growth Fund	Insurance Co. Pooled Separate Account	170,261,468		214,255,051
*	Large Cap Growth/Jennison Fund	Insurance Co. Pooled Separate Account	357,733,025		515,475,963
*	Large Cap Value/LSV Asset Management Fund	Insurance Co. Pooled Separate Account	193,936,281		302,576,675
*	Prudential Retirement Real Estate Fund	Insurance Co. Pooled Separate Account	79,018,187		98,965,473
*	QMA International Developed Markets Index Fund	Insurance Co. Pooled Separate Account	171,239,362		200,053,369
*	QMA U.S. Broad Market Index Fund	Insurance Co. Pooled Separate Account	518,407,484		665,007,664
*	Small Company Stock Account, VCA-6	Insurance Co. Pooled Separate Account	177,271,078		455,795,504

		Sub-Total	1,830,321,966		2,639,793,974

	Prudential High Yield Collective Investment Trust	Common/Collective Trust	61,717,600		64,810,476
	Wellington Trust Co. International Opportunities Fund	Common/Collective Trust	158,258,883		153,375,513

		Sub-Total	219,976,483		218,185,989

	Fidelity Government Income Fund	Mutual Fund	21,217,233		20,775,863
	Prudential Jennison Natural Resources Fund, Class Q	Mutual Fund	57,381,836		49,614,558

		Sub-Total	78,599,069		70,390,421

*	Prudential Financial, Inc. Common Stock Fund	Master Trust Investment Account	407,030,501	***	717,362,902

*	Participant Loans	3.25%**	—		46,626,057

	Cigna Corp	Common Stock, shares: 69,491	3,161,841		7,151,319
	Allstate Corp	Common Stock, shares: 91,910	3,473,430		6,456,677
	Analog Devices	Common Stock, shares: 115,360	4,709,975		6,404,787
	Alleghany Corp	Common Stock, shares: 13,041	4,536,556		6,044,503
	Edison International	Common Stock, shares: 91,968	4,273,503		6,022,065
	Arrow Electronics Inc	Common Stock, shares: 102,994	3,758,278		5,962,323
	Avnet Inc	Common Stock, shares: 135,324	4,315,001		5,821,639
	Kroget Co	Common Stock, shares: 84,453	1,886,680		5,422,727
	Flir Systems Inc	Common Stock, shares: 154,491	3,088,170		4,991,604
	Bed Bath & Beyond	Common Stock, shares: 63,669	3,663,179		4,849,668
	Block H and R Inc	Common Stock, shares: 134,599	2,463,904		4,634,334
	AON Corp	Common Stock, shares: 47,828	2,503,273		4,535,529
	Arch Capital Group Ltd	Common Stock, shares: 74,451	3,023,421		4,400,054
	Omnicom Group Inc	Common Stock, shares: 54,730	2,847,454		4,239,933
	Teradata Corp	Common Stock, shares: 96,409	4,119,473		4,211,145
	Goldcorp Inc	Common Stock, shares: 226,289	4,227,707		4,190,872
	Torchmark Corp	Common Stock, shares: 75,826	2,737,460		4,107,494

Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2014	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

Jacobs Engineering Group	Common Stock, shares: 90,603	$4,218,697	$4,049,048
Progressive Corp Ohio	Common Stock, shares: 145,254	2,831,468	3,920,405
Nordstrom Inc	Common Stock, shares: 49,026	2,766,578	3,892,174
Xcel Energy Inc	Common Stock, shares: 108,296	3,204,357	3,889,992
Gannett Co	Common Stock, shares: 117,861	3,181,113	3,763,302
Rockwell Collins	Common Stock, shares: 44,338	2,181,220	3,745,674
ManPower Group	Common Stock, shares: 51,052	2,299,028	3,480,215
Liberty Interactive Corp	Common Stock, shares: 117,599	2,103,743	3,459,763
Ensco Plc	Common Stock, shares: 115,008	6,205,117	3,444,490
Mattel Inc	Common Stock, shares: 109,230	4,013,755	3,380,122
Lowes Corp	Common Stock, shares: 76,954	3,181,075	3,233,607
Allied World Assurance Co	Common Stock, shares: 84,665	2,414,312	3,210,497
Kennametal Inc	Common Stock, shares: 88,573	3,664,271	3,170,028
Fluor Corp	Common Stock, shares: 52,108	3,039,719	3,159,308
Intercontinental Exchange	Common Stock, shares: 14,333	1,428,824	3,143,084
Coach Inc	Common Stock, shares: 83,174	4,190,030	3,124,015
IAC Interactive Corp	Common Stock, shares: 51,206	3,376,092	3,112,813
Joy Global Inc	Common Stock, shares: 66,668	3,316,633	3,101,395
Denbury Resources	Common Stock, shares: 379,727	5,494,827	3,087,181
American Capital Agency Corp	Common Stock, shares: 141,072	3,139,878	3,079,602
Southwestern Energy	Common Stock, shares: 108,941	3,695,660	2,973,000
Hatteras Financial	Common Stock, shares: 149,795	3,921,538	2,760,722
Republic Services Inc	Common Stock, shares: 68,501	1,930,609	2,757,165
Hubbell Inc	Common Stock, shares: 25,332	2,064,305	2,706,218
M&T Bank Corp	Common Stock, shares: 21,293	2,206,805	2,674,827
Synopsys Inc	Common Stock, shares: 59,727	2,047,393	2,596,333
Scana Corp	Common Stock, shares: 42,844	2,126,570	2,587,778
SM Energy Co	Common Stock, shares: 65,715	3,921,695	2,535,285
Kinross Gold Corp	Common Stock, shares: 782,622	4,569,485	2,206,994
Neustar Inc	Common Stock, shares: 69,153	3,315,208	1,922,453
KLA Tencor Corp	Common Stock, shares: 27,184	1,499,898	1,911,579
LAM Research	Common Stock, shares: 23,942	797,590	1,899,558
L-3 Communications Corp	Common Stock, shares: 13,552	935,901	1,710,398
Patterson UTI Energy Inc	Common Stock, shares: 99,886	1,488,301	1,657,109
Ryder System Inc	Common Stock, shares: 17,634	705,536	1,637,317
Liberty Interactive Corp	Common Stock, shares: 59,856	850,333	1,126,168
Hess Corp	Common Stock, shares: 14,498	719,208	1,070,242
Northern Trust	Common Stock, shares: 14,587	681,832	983,164
Keysight Technologies	Common Stock, shares: 25,992	857,881	877,750
McDermott International Inc	Common Stock, shares: 259,795	2,809,880	756,003
Westar Energy	Common Stock, shares: 2,143	74,561	88,377

	Sub-Total	166,260,231	197,331,828

Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2014	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

New S Wales Treasury Cro	Corporate Bond, 5.00%, mature 8/20/2024	$826,588	$820,815
Kommunalbanken AS	Corporate Bond, 5.25%, mature 7/15/2024	330,969	325,660
Princeline	Corporate Bond, 2.38%, mature 9/23/2024	243,201	244,938
Verizon Communications Inc	Corporate Bond, 3.25%, mature 2/17/2026	192,500	190,223
Petrobras Intl Finance	Corporate Bond, 5.75%, mature 1/20/2020	176,863	163,205
Walgreens Boots Alliance	Corporate Bond, 3.60%, mature 11/20/2025	158,486	160,315
BEFESA ZC	Corporate Bond, 8.88%, mature 5/15/2018	133,725	127,358
Banco De Credito Del Per	Corporate Bond, 4.25%, mature 4/01/2023	100,495	99,738
B Communications Ltd	Corporate Bond, 7.38%, mature 2/15/2021	93,610	93,060
Iron Mountain Inc	Corporate Bond, 6.75%, mature 10/15/2018	65,521	62,608
British Sky Broadcasting	Corporate Bond, 3.12%, mature 11/26/2022	37,012	37,220
NBC Universal Medial LLC	Corporate Bond, 2.88%, mature 1/15/2023	34,342	34,965
Petrobras Intl Finance	Corporate Bond, 5.38%, mature 1/27/2021	23,228	21,311

	Sub-Total	2,416,540	2,381,416

US Treasury	Federal Bonds, 1.88%, mature 11/30/2021	1,546,752	1,540,919

Bonos Y Oblig Del Estado	Foreign Gov’t, 2.75%, mature 10/31/2024	3,282,301	3,289,731
Australian Government	Foreign Gov’t, 3.25%, mature 4/21/2025	2,280,268	2,268,439
Poland Government Bond	Foreign Gov’t, 4.00%, mature 10/25/2023	1,739,184	1,689,784
New Zeland Government	Foreign Gov’t, 5.50%, mature 4/15/2023	1,571,478	1,621,139
Mexican Fixed Rate Bonds	Foreign Gov’t, 10.00%, mature 12/05/2024	1,646,220	1,588,130
Federal Republic of Brazil	Foreign Gov’t, 12.50%, mature 1/05/2016	1,759,317	1,563,440
France Govt Of	Foreign Gov’t, 1.75%, mature 11/25/2024	1,550,084	1,546,359
UK TSY 2 3/4% 2024	Foreign Gov’t, 2.75%, mature 9/07/2024	1,433,630	1,458,946
Italy Buoni Poliennali Del Tes	Foreign Gov’t, 1.50%, mature 8/01/2019	1,259,929	1,241,563
UK TSY 1 3 4 2019	Foreign Gov’t, 1.75%, mature 7/22/2019	1,088,853	1,079,490
Thailand Government Bond	Foreign Gov’t, 3.88%, mature 6/13/2019	1,055,819	1,061,398
South Africa Government Bond	Foreign Gov’t, 7.75%, mature 2/28/2023	1,004,963	964,919
Turkey Government Bond	Foreign Gov’t, 9.00%, mature 7/24/2024	1,027,012	964,650
United Kingdom Gilt	Foreign Gov’t, 3.75%, mature 9/07/2021	826,257	823,967
Italy Buoni Poliennali Del Tes	Foreign Gov’t, 3.75%, mature 9/01/2024	801,015	797,777
Queensland Treasury Corp	Foreign Gov’t, 5.75%, mature 7/22/2024	745,952	740,273
Norwegian Government	Foreign Gov’t, 3.75%, mature 5/25/2021	600,671	534,733
Nordea Hypotek AB	Foreign Gov’t, 2.25%, mature 6/19/2019	493,171	463,692
KFW	Foreign Gov’t, 5.00%, mature 3/19/2024	435,882	428,400
UK TSY	Foreign Gov’t, 3.25%, mature 1/22/2044	356,061	381,356
United Kingdom Gilt	Foreign Gov’t, 4.75%, mature 12/07/2030	356,272	368,452
Ontario Province Of	Foreign Gov’t, 6.25%, mature 9/29/2020	363,903	350,450
British Columbia Prov Of	Foreign Gov’t, 4.25%, mature 11/27/2024	343,942	340,613
Norway Government Bond	Foreign Gov’t, 2.00%, mature 5/24/2023	330,862	326,287
Malaysia Government	Foreign Gov’t, 4.18%, mature 7/15/2024	350,812	325,802
Norwegian Government	Foreign Gov’t, 4.50%, mature 5/22/2019	341,481	299,688
EP Energy AS	Foreign Gov’t, 5.88%, mature 11/01/2019	295,952	281,486
Autoroutes DU Sud De LA France	Foreign Gov’t, 2.95%, mature 1/17/2024	280,090	275,223

Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2014	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

Telefonica Emisiones Sau	Foreign Gov’t, 5.29%, mature 12/09/2022	$267,600	$269,233
Italy Buoni Poliennali Del Tes	Foreign Gov’t, 2.15%, mature 12/15/2021	266,401	266,511
Transurban Finance Co PTY Ltd	Foreign Gov’t, 1.88%, mature 9/16/2024	252,770	248,139
European Investment Bank	Foreign Gov’t, 4.75%, mature 1/22/2019	225,433	227,478
Asia Development Bank	Foreign Gov’t, 3.75%, mature 3/12/2025	227,382	227,218
America Movil Sab De CV	Foreign Gov’t, 3.00%, mature 7/12/2021	229,134	222,895
Heineken NV	Foreign Gov’t, 2.12%, mature 8/04/2020	220,203	213,361
Bacardi Ltd	Foreign Gov’t, 2.75%, mature 7/03/2023	199,766	195,050
Anheuser-Busch Inbev NV	Foreign Gov’t, 2.88%, mature 9/25/2024	188,290	188,282
AA Bond Co Ltd	Foreign Gov’t, 4.25%, mature 7/31/2043	180,487	180,935
Heathrow Funding Ltd	Foreign Gov’t, 1.88%, mature 5/23/2022	181,052	175,335
GE Capital UK Funding	Foreign Gov’t, 4.12%, mature 9/13/2023	174,216	172,818
Jaguar Land Rover Automo	Foreign Gov’t, 8.25%, mature 3/15/2020	179,291	171,518
FirstGroup Plc	Foreign Gov’t, 5.25%, mature 11/29/2022	174,024	170,462
Tesco Plc	Foreign Gov’t, 6.12%, mature 2/24/2022	179,739	170,079
Imperial Tobacco Finance	Foreign Gov’t, 2.25%, mature 2/26/2021	172,550	168,246
KFW	Foreign Gov’t, 4.00%, mature 3/4/2016	175,423	150,094
Casino Guichard Perrachon SA	Foreign Gov’t, 4.73%, mature 5/26/2021	151,728	146,367
Telstra Corp Ltd	Foreign Gov’t, 3.75%, mature 5/16/2022	149,005	145,003
Gas Natural Fenosa Finan	Foreign Gov’t, 3.88%, mature 4/11/2022	147,334	143,343
Volkwagen Leasing GMBH	Foreign Gov’t, 2.62%, mature 1/15/2024	143,567	142,390
United Utilities Water Plc	Foreign Gov’t, 5.75%, mature 3/25/2022	140,687	139,830
European Investment Bank	Foreign Gov’t, 3.00%, mature 5/22/2019	158,245	138,496
Stadshypotek AB	Foreign Gov’t, 2.50%, mature 9/18/2019	144,619	138,117
Luxottica Group Spa	Foreign Gov’t, 3.62%, mature 3/19/2019	142,110	136,403
Casino Guichard Perrachon SA	Foreign Gov’t, 3.31%, mature 1/25/2023	139,520	135,659
Gestamp Funding Luxembourg SA	Foreign Gov’t, 5.88%, mature 5/31/2020	133,012	128,084
HP Pelzer Holding GMBH	Foreign Gov’t, 7.50%, mature 7/15/2021	129,810	126,450
Portaventura Entertainment Bar	Foreign Gov’t, 7.25%, mature 12/01/2020	128,200	124,635
Schaeffler Finance BV	Foreign Gov’t, 3.50%, mature 5/15/2022	126,566	123,135
Samvardhana Motherson Automoti	Foreign Gov’t, 4.12%, mature 7/15/2021	122,185	118,564
BRF-Brasil Foods SA-ADR	Foreign Gov’t, 7.75%, mature 5/22/2018	129,762	118,123
GRP Isolux Corsan Fin BV	Foreign Gov’t, 6.62%, mature 4/15/2021	122,516	104,548
European Investment Bank	Foreign Gov’t, 6.50%, mature 8/07/2019	99,047	94,619
Daimler AG	Foreign Gov’t, 2.25%, mature 1/24/2022	81,656	80,023
Thailand Government Bond	Foreign Gov’t, 3.25%, mature 6/16/2017	79,935	79,316
Heidelbergcement Finance Luxem	Foreign Gov’t, 8.50%, mature 10/31/2019	76,995	75,000
TES Finance Plc	Foreign Gov’t, 6.75%, mature 7/15/2020	76,194	74,064
Foreign Currency Contracts	Foreign Gov’t	56,729	56,729
Daimler AG	Foreign Gov’t, 2.00%, mature 6/25/2021	38,927	37,922
GE Capital Australia Funding P	Foreign Gov’t, 6.00%, mature 3/15/2019	36,057	34,272
Petroleos Mexicanos	Foreign Gov’t, 7.19%, mature 9/12/2024	20,152	18,104
European Investment Bank	Foreign Gov’t, 9.00%, mature 3/31/2021	14,696	14,498

	Sub-Total	33,904,396	33,167,535

Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2014	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

State Street STIF	Interest-bearing Cash	$20,634,028	$20,634,028
Artisan U.S. Mid-Cap Value Short Term Account	Interest-bearing Cash	337,482	337,482
Wells Capital International Bond Short Term Account	Interest-bearing Cash	246,155	246,155

	Sub-Total	21,217,665	21,217,665

	Grand Total	$6,046,108,384	$7,232,833,486

*	Party-in-interest.
**	Represents range of annual interest rates on outstanding loans.
***	No cost was attributed to the PFI common stock that the Plan received as a result of demutualization. The value of the shares was credited to eligible participants’ accounts as units in Prudential Financial, Inc. Common Stock Fund on April 26, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Prudential Administrative Committee (or other persons who administer the Prudential Employee Savings Plan) has duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

By: /s/ Kevin Prue

Kevin Prue

Vice President, Human Resources

Chairperson of the Prudential Administrative Committee

Dated: June 23, 2015